                 IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
                      COUNTY DEPARTMENT, CHANCERY DIVISION


NEWSWEB CORPORATION, an Illinois         )
corporation, CDCT ACQUISITION TRUST,     )
an Illinois business trust,              )
                                         )
               Plaintiffs,               )
                                         )
                                         )
     v.                                  )
                                         )
CITYFRONT CENTER, L.L.C., CITYFRONT      )
ACQUISITION TRUST, MCL CHICAGO HOMES,    )
INC., MCL CONSTRUCTION CORPORATION       )
AND DANIEL MCLEAN,                       )
                                         )
               Defendants.               )



                               VERIFIED COMPLAINT
                       FOR INJUNCTIVE RELIEF AND DAMAGES

  Plaintiffs, Newsweb Corporation and CDCT Acquisition Trust (collectively, "Newsweb"), by and through their attorneys, and for their complaint against the defendants, Cityfront Center, L.L.C., ("Cityfront"), Cityfront Acquisition Trust ("Cityfront Trust"), MCL Chicago Homes, Inc. ("MCL"), MCL Construction Corporation and Daniel McLean (Cityfront, Cityfront Trust, MCL, MCL Construction Corporation and McLean are collectively referred to herein as "McLean") state as follows:

                              NATURE OF THE ACTION

  1. This is an action to halt McLean's unlawful interference with the valid and legally binding Merger Agreement entered into by Newsweb and The Chicago Dock and Canal Trust ("DOCKS"), an Illinois common law trust, on September 27, 1996 (the "Merger Agreement"). A copy of the Merger Agreement is attached hereto as Exhibit A.

  2. The Merger Agreement was entered into at the close of what was an open and thorough auction and bidding process for all or substantially all of the capital stock of DOCKS and was conducted by DOCKS and its Board of Trustees and its financial advisor, Lehman Brothers, Inc. ("Lehman Brothers").

  3. After numerous rounds of bidding involving scores of potential and actual bidders, McLean finished the auction in third place. Newsweb finished first, having submitted the highest offer per share for the Company.

  4. Having failed in its efforts to acquire DOCKS through the auction, McLean now seeks to subvert the procedures that have occurred and are continuing to occur in connection with the sale of DOCKS to Newsweb, by wrongfully interfering with the Merger Agreement.

  5. In particular, after Newsweb was declared the successful bidder in the auction for DOCKS and had entered into the Merger Agreement, McLean submitted a new "proposal" for acquiring DOCKS dated November 27, 1996 (the "McLean Proposal"), and attached hereto as Exhibit B. Although the McLean Proposal identified Cityfront as the offeror, it was signed by Daniel McLean and otherwise identified Cityfront as an affiliate of MCL - - an entity controlled by Daniel McLean and the losing bidder in the auction for DOCKS.

  6. The McLean Proposal has threatened and could entirely defeat the orderly auction process established by DOCKS and Lehman Brothers. That auction process is one that McLean agreed to when it became a participant in the auction and executed an agreement with DOCKS to enable that participation (the "McLean Confidentiality and Standstill Agreement"). That Agreement prohibited McLean from making any offer for DOCKS outside the auction itself. Pursuant to the McLean Confidentiality and Standstill Agreement, McLean further agreed to use confidential information received from DOCKS solely for the purposes of participating in the auction under the terms established for the benefit of DOCKS and all actual and potential bidders.

  7. In submitting the McLean Proposal, McLean knew that the Proposal omitted essential terms necessary for it to constitute a bona fide offer. As a participant in the earlier auction process, McLean knew that any proposal for acquiring DOCKS had to include, among all other essential terms, information about the offeror and detailed information about the offeror's financial ability, in the form of financing commitments and otherwise, to consummate the transaction on the terms proposed. The McLean Proposal lacked any such information.

  8. The McLean Proposal is a sham offer. It was submitted, despite its untimeliness and substantive deficiencies, for the sole purpose of causing confusion and speculation among DOCKS' shareholders about whether a merger with Newsweb would result in the best value being paid for the company. McLean hoped, by such confusion, to induce a vote "against" the Merger Agreement by DOCKS' shareholders, at a forthcoming shareholders' meeting on January 9, 1997.

  9. Newsweb seeks preliminary and permanent injunctive relief (i) to halt McLean's unlawful contacts with DOCKS in connection with the transaction contemplated by the Merger Agreement; (ii) to halt McLean's interference with Newsweb's Merger Agreement with DOCKS; (iii) to halt McLean's interference with Newsweb's prospective economic advantage arising from the merger; (iv) to require McLean to abide by the terms of the McLean Confidentiality and Standstill Agreement; (v) to allow Newsweb to enjoy the benefits to which it is fairly entitled as a participant and the successful bidder in the auction process, including the benefits to which it is entitled as a result of the Merger Agreement and the McLean Confidentiality and Standstill Agreement; and
(vi) awarding it such other and further relief as this Court may deem appropriate.

                              GENERAL ALLEGATIONS
                                 (THE PARTIES)

  10. Plaintiff Newsweb Corporation is an Illinois corporation whose principal businesses are printing and television broadcasting. Newsweb owns WPWR TV Channel 50 in Chicago and prints a variety of newspapers and other publications in the Chicago area.

  11. Plaintiff CDCT Acquisition Trust is an Illinois business trust formed solely for the purpose of consummating the merger between Newsweb and DOCKS.

  12. Defendant Daniel McLean is a real estate developer with his principal place of business in Chicago, Illinois. Upon information and belief, Daniel McLean is an officer, director, or principal of all other named defendants.

  13. Defendants MCL and MCL Construction are Illinois corporations who participated fully and completely in the auction for DOCKS.

  14. Defendant Cityfront is a Delaware limited liability company, and is the parent and 99% owner of Cityfront Trust, an Illinois business trust. Cityfront and Cityfront Trust are affiliates of MCL, and were formed by MCL and Daniel McLean in connection with their efforts to consummate a merger with DOCKS.

                                    (DOCKS)

  15. DOCKS is a publicly-held Illinois business trust which owns undeveloped land in downtown Chicago, Illinois and income-producing real property in Chicago and elsewhere.

  16. DOCKS' principal assets consist of fee title or other interests in approximately 22 acres of prime, partially developed land, commonly known as Cityfront Center, in downtown Chicago, an office complex in Indianapolis, Indiana and an office complex in Tampa, Florida. The shares of DOCKS are traded on the Nasdaq Stock

Market, and there are approximately 5.8 million shares outstanding.

                              (THE DOCKS AUCTION)

  17. The Merger Agreement between DOCKS and Newsweb was the culmination of an extensive auction process conducted by DOCKS and participated in by McLean and Newsweb. This auction process was designed to obtain the best value reasonably available to DOCKS' shareholders and is described in detail in the November 14, 1996 Proxy Statement issued by DOCKS in relation to a special meeting of shareholders for purposes of voting on the merger with Newsweb. (See Proxy Statement attached hereto as Exhibit C).

  18. On February 28, 1996, DOCKS issued a press release stating that its Board of Trustees had formed a special committee to study strategic alternatives available to DOCKS to maximize shareholder value and that it had retained Lehman Brothers as its exclusive financial advisor to assist in that study.

  19. In April 1996, Lehman Brothers made a presentation to DOCKS and the Board of Trustees regarding various strategies for maximizing shareholder value. After taking into account all alternatives, Lehman Brothers opined that a sale or merger of DOCKS through an open and thorough auction process had the potential to yield the best value reasonably available for DOCKS' shareholders.

  20. On or about April 11, 1996, DOCKS' Board of Trustees decided to proceed with soliciting indications of interest for a potential merger agreement with DOCKS. A press release was immediately issued announcing that Lehman Brothers had been authorized to seek indications of interest on behalf of DOCKS.

  21. During the weeks immediately following this public announcement, Lehman Brothers contacted over 90 parties to determine whether they had an interest in acquiring DOCKS. Approximately 70 of the parties contacted by Lehman Brothers, including Newsweb and McLean, expressed interest in receiving information from DOCKS in order to evaluate a potential acquisition.

  22. Beginning in May 1996, Newsweb engaged in discussions with DOCKS concerning a potential merger transaction, pursuant to which Newsweb would acquire 100% of the capital stock of DOCKS.

  23. In connection with the auction process, Lehman Brothers advised Newsweb that DOCKS would make available to Newsweb certain non-public information concerning its business, financial condition, operations, assets, and liabilities. The information consisted of a "Confidential Offering Memorandum" and other proprietary business data (hereinafter "Confidential Information") needed by Newsweb and other potential bidders to evaluate DOCKS.

  24. Lehman Brothers advised Newsweb that the Confidential Information would only be made available to it if Newsweb executed a letter agreement providing for, among other things, confidential treatment of the Confidential Information. Newsweb executed such an agreement, dated June 20, 1996 (the "Newsweb Confidentiality and Standstill Agreement").

  25. DOCKS represented to Newsweb that all parties allowed to receive DOCKS' confidential information and participate in the auction process would be required to sign substantially similar Confidentiality and Standstill Agreements.

  26. In executing the Newsweb Confidentiality and Standstill Agreement, Newsweb relied on DOCKS' representations, consistent with its own experience in transactions of this kind, that all parties interested in receiving Confidential Information for the purposes of evaluating DOCKS would also be required to sign a confidentiality agreement containing substantially similar terms.

  27.  McLean also executed the McLean Confidentiality and Standstill
Agreement.

  28. The Confidentiality and Standstill Agreements signed by Newsweb, McLean and the other bidders in connection with the DOCKS auction were designed to provide all interested parties with a fair and equal opportunity to acquire the company, and to obtain the best available value for the company's shareholders.

  29. Thus, in executing their respective Confidentiality and Standstill Agreements, Newsweb and McLean agreed not to "acquire or agree, offer, seek or propose to acquire" any stock or ownership in DOCKS "unless specifically requested in writing in advance by [DOCKS'] Board of Trustees."

  30. Based upon this "standstill" provision, once the auction had concluded with the execution of a definitive Merger Agreement between DOCKS and the winning bidder, none of the other bidders in the auction could lawfully make a topping bid and no such bid would be considered by DOCKS.

  31. Each of the parties that signed a confidentiality and standstill agreement and received information regarding DOCKS was asked to submit to Lehman Brothers, on or before July 12, 1996, a written preliminary indication of interest for a transaction involving DOCKS.

  32. On or about July 12, 1996, Lehman Brothers received 13 preliminary indications of interest, including ones from Newsweb and McLean, with proposed transaction prices for DOCKS ranging in estimated value from $14.67 per share to $17.29 per share.

  33. On or about July 22, 1996, DOCKS, through Lehman Brothers, sent 11 of the 13 interested parties letters authorizing them to meet with DOCKS and conduct extensive due diligence. These letters stated that DOCKS expected the due diligence phase to take up to 6 weeks to complete. DOCKS further stated that, "We expect to set a date for final offers in late August/early September. Revised offers may be submitted at any time up to the final offer date." (See Exhibit E, July 22, 1996 letter Lehman Brothers to Newsweb.)

  34. Newsweb and McLean were among the 11 parties chosen to conduct due diligence on DOCKS. These parties conducted their due diligence between July 12, 1996 and September 18, 1996.

  35. Upon information and belief, on August 30, 1996, DOCKS furnished a letter to each of the 11 remaining bidders, requesting that these parties submit their "final and best proposal" to acquire DOCKS. (See Exhibit E, August 30, 1996 letter from Lehman Brothers to Newsweb.) That letter set forth rules which all of the potential bidders were required to follow in submitting a proposal to purchase DOCKS. In particular, the letter noted that "any proposals should reflect a potential purchaser's highest offer." The letter was also accompanied by a draft Merger Agreement that each of the prospective purchasers were required to review and mark-up. The letter further required that all proposals submitted to DOCKS pursuant to this auction process remain in effect until September 27, 1996.

  36. On September 18, 1996, DOCKS, through Lehman Brothers, received seven final proposals from interested parties. These proposals included bids from both Newsweb and McLean. The cash consideration to be received by the shareholders in connection with these proposals ranged from $17.50 to $18.50 per share.

  37. On September 21, 1996, DOCKS' Board of Trustees met to consider the seven proposals. At this meeting, the Trustees determined that, in light of the relatively similar economic terms contained in the proposals, each of the interested parties should be provided an opportunity to make another offer and to negotiate various aspects of the draft merger agreement.

  38. On or about September 22, 1996, DOCKS contacted each of the seven finalists and asked them to submit their final and best offer by the end of the day on September 24, 1996. A revised draft merger agreement was also delivered to each of the interested parties on that date.

  39. On September 24, 1996, four of the seven finalists submitted revised proposals pursuant to DOCKS' invitation. These four parties included Newsweb and McLean.

  40. On September 25, 1996, DOCKS, its Board of Trustees and their advisors determined that of these four final proposals, two were considered to provide higher value. These included Newsweb's offer of $20.00 per share, and the offer of another party for $20.25 per share, but which, unlike Newsweb's offer, contained material contingencies. The final offer submitted by McLean was deemed inferior to these two offers.

  41. On September 25, 1996, DOCKS contacted McLean and the other party who had submitted inferior proposals. McLean and the other prospective purchaser informed DOCKS they were unwilling to further increase their September 24, 1996 offers. Thus, on September 25, 1996, the auction proceeded with only two finalists remaining, Newsweb and the other party offering $20.25 per share.

  42. On September 27, 1996, after being encouraged by DOCKS to increase its offer once again in what was clearly the final round of the auction, Newsweb increased its offer to $21.00 per share. Moreover, on the same date, DOCKS was advised by the party that had bid $20.25 per share, that such bid represented its final and best offer and that it was unwilling to eliminate the material contingencies in that offer. DOCKS advised Newsweb that it had won the auction as the highest bidder, and, on the same date, they executed the Merger Agreement.

  43. On that same day, Lehman Brothers, as DOCKS' financial advisor, issued an opinion letter to DOCKS' Board of Trustees that, "from a financial point of view, the consideration to be received by the shareholders [pursuant to the Merger Agreement] is fair to such shareholders."

  44. On or before November 14, 1996, DOCKS forwarded to its shareholders a notice of a special meeting of shareholders for January 9, 1997. The notice specified that the special meeting was being called for purposes of considering and voting on the merger with Newsweb. The notice further provided, as follows:

       "Your Board of Trustees has determined that the terms of the Merger are fair to, and in the best interests of, the Trust and the Trust's shareholders and has unanimously approved the Merger Proposal and the Trust Amendment. THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER PROPOSAL AND THE TRUST AMENDMENT."

                      (MCLEAN'S POST-AUCTION INTERFERENCE)

  45. On or before November 27, 1996, Cityfront, acting with full knowledge of the Merger Agreement and in violation of the standstill provisions in the McLean Confidentiality and Standstill Agreement, submitted the McLean Proposal to DOCKS.

  46. While the McLean Proposal was submitted in Cityfront's name, it was signed by Daniel McLean, and acknowledged that it was subject to the McLean Confidentiality and Standstill Agreement.

  47. In submitting the McLean Proposal, Cityfront advised DOCKS that "it is our intent to offer your shareholders an offer that is identical to the September 27, 1996 [Merger Agreement] with the exception of increasing the per share price paid to shareholders from $21.00 to $22.00." (See Exhibit B, November 27, 1996 McLean Proposal) (emphasis added). In fact, that statement was misleading because it failed to point out that the closing date of the transaction contemplated by the McLean Proposal was uncertain, whereas Newsweb was and is prepared to close on the transaction contemplated by the Merger Agreement on January 9, 1997.

  48. The McLean Proposal, though cast as a topping bid for DOCKS, was not a genuine offer because it lacked essential terms and conditions. It provided no financial or business information concerning Cityfront. Upon information and belief, Cityfront is a shell corporation with no assets. It also included no information indicating, let alone confirming, that Cityfront had the financial ability to close the transaction contemplated therein.

  49. Based upon its participation in the auction, McLean knew that the McLean Proposal did not contain all essential terms to render it acceptable.

  50. In submitting the McLean Proposal, Cityfront used Confidential Information in violation of the McLean Confidentiality and Standstill Agreement.

  51. The untimely and deficient McLean Proposal was made for the sole purpose of creating speculation and confusion among DOCKS' shareholders about the impending merger with Newsweb. Specifically, the "offer" was designed to undermine support among DOCKS' shareholders for the impending merger by creating the illusion that a higher price might be paid for their shares than that provided in the Merger Agreement.

  52. It was also designed to result in disapproval of the Merger by DOCKS' shareholders at a forthcoming January 9, 1997 shareholder meeting.

  53. On November 29, 1996, DOCKS, as McLean anticipated, issued a press release announcing that it had received the McLean Proposal. DOCKS also informed the public, including the shareholders, that it would seek to meet with representatives of McLean regarding its most recent proposal. In addition, in an article in the Chicago Tribune on December 3, 1996, it was reported that DOCKS is assessing the McLean Proposal.

  54. The issuance of the press release, without obtaining the prior consent of Newsweb was a violation of Section 9.07, Publicity, of the Merger Agreement, and never would have occurred in the absence of the wrongful McLean Proposal.

  55. As a result of the publicity surrounding the McLean Proposal, DOCKS' stock price has increased substantially, and is now trading above the price contemplated in the Merger Agreement. Thus, DOCKS' shareholders are now being encouraged to disapprove the merger between Newsweb and DOCKS on the false
expectation that a higher price will be paid by McLean.    The market, however,
is unaware that McLean is not a qualified bidder by virtue of its participation in the auction and execution of the McLean Confidentiality and Standstill Agreement.

  56. Section 5.02 of the Merger Agreement, entitled No Solicitation, required DOCKS to "immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal." Furthermore, under the Merger Agreement, DOCKS may not "solicit, initiate or knowingly encourage" any "inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to," an alternative acquisition transaction to the transaction reflected in the Merger Agreement between DOCKS and Newsweb, unless several very specific conditions are satisfied. In particular, DOCKS may not consider a competing offer unless, among other conditions, that offer is an unsolicited proposal, and its Board of Trustees is advised by legal counsel that it is required to consider the offer to comply with its fiduciary duties to the Company's shareholders, and DOCKS promptly advises Newsweb of any request for information and the alternative proposal and the material terms and conditions of such request and alternative proposal.

  57. Moreover, in entering into the Merger Agreement, Section 5.01(l), DOCKS agreed not to modify, amend, waive, or release any of its contracts or material rights. By submitting the McLean Proposal, McLean is inducing DOCKS to release its rights under the McLean Confidentiality and Standstill Agreement, and, consequently, breach Section 5.01(l) of the Merger Agreement.

  58. Based on the Confidentiality and Standstill Agreements and the Merger Agreement, it is clear that DOCKS is prohibited from considering bids for the company from entities, such as McLean, that had already previously participated in the auction process.

  59. If bidders such as McLean were allowed to "participate" in the auction process and obtain confidential information through the auction process, but were not required to put forward their "best and final" offer in the auction process, then only low-ball offers would surface through the auction, and the auction process would be a sham. A flawed process is unfair to the participants, increases transaction costs and confuses the market, and, ultimately, undermines the shareholders' ability to receive the best offer for their shares.

  60. Newsweb will suffer significant, immediate, and irreparable injury if it is unable to complete the acquisition of DOCKS. Newsweb's contemplated merger with DOCKS will result in the acquisition by Newsweb to acquire, among other real estate, 22 acres of prime, lake-front real estate in downtown Chicago, Illinois. This real estate, located directly north of the Chicago River and the Loop and east of Michigan Avenue, includes one of the largest developable land areas in downtown Chicago. This opportunity and their contractual rights will be lost if McLean is not enjoined and successfully thwarts the merger.

  61. Newsweb and DOCKS acknowledged the uniqueness of the rights to be gained under the Merger Agreement. They agreed that neither would object to the other seeking specific performance, that irreparable damage would result from any breaches, and that the parties would be entitled to an injunction to prevent breaches from occurring.

        "SECTION 9.09. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Northern District of Illinois or an Illinois state court located in Cook County, Illinois, this being an addition to any other remedy to which they are entitled at law or in equity."

                                    COUNT I

                    (TORTIOUS INTERFERENCE WITH CONTRACTUAL
               RELATIONS BY DANIEL MCLEAN, MCL, MCL CONSTRUCTION,
                  CITYFRONT, AND CITYFRONT ACQUISITION TRUST)

  62. Newsweb repeats and realleges paragraphs 1 - 61 as though set forth fully herein.

  63. Newsweb and DOCKS are parties to the Merger Agreement, which is a valid and binding contract.

  64. Prior to submitting the McLean Proposal, McLean was aware of the Merger Agreement.

  65. By virtue of the foregoing, McLean has improperly and intentionally undertaken to procure a breach of the Merger Agreement by knowingly and intentionally inducing DOCKS to breach its contractual obligations under the Merger Agreement, and creating market confusion regarding the value of DOCKS' stock that could result in a wrongful shareholder disapproval of the Newsweb/DOCKS merger.

  66. As a result of McLean's wrongful conduct, particularly its submission of an untimely sham offer in violation of DOCKS' auction procedures, false representations that its September 24, 1996 bid was its highest and final bid for DOCKS, and in violation of the McLean Confidentiality and Standstill Agreement, DOCKS and its Board of Trustees are being induced to breach the Merger Agreement as specified herein.

  67. In addition, if McLean's unlawful sham proposal induces DOCKS' Board of Trustees to withdraw or modify its approval and recommendation of approval of the Merger Agreement by DOCKS shareholders, it will have caused a breach of
Section 5.02(b) of the Merger Agreement.

  68. Newsweb has already been and will continue to be damaged by McLean's tortious interference with the Merger Agreement.

  69. Newsweb has no adequate remedy at law for McLean's tortious interference with the Merger Agreement.

                                    COUNT II

                          (TORTIOUS INTERFERENCE WITH
                      PROSPECTIVE BUSINESS ADVANTAGE BY
                    DANIEL MCLEAN, MCL, MCL CONSTRUCTION,
                   CITYFRONT AND CITYFRONT ACQUISITION TRUST)

  70. Newsweb repeats and realleges paragraphs 1 - 69 as if set forth fully herein.

  71. Based on its success as the winning bidder in the protracted auction for DOCKS and its entry into the Merger Agreement, which has received the unanimous approval and recommendation of DOCKS' Board of Trustees, Newsweb has a reasonable expectation of consummating the merger on January 9, 1996, absent further interference by McLean.

  72. McLean has knowledge of the prospective economic advantage to Newsweb arising from its impending merger with DOCKS as represented by, among other things, the Merger Agreement.

  73. McLean has intentionally undertaken to interfere with the prospective business relations between Newsweb and DOCKS by knowingly and intentionally seeking to induce DOCKS to abandon the merger with Newsweb.

  74. McLean has used unlawful means to further its intentional interference with the prospective business relations between Newsweb and DOCKS by, among other things, violating its contractual obligation under the McLean Confidentiality and Standstill Agreement, misusing Confidential Information, violating the terms of the auction process established by DOCKS, and wrongfully submitting the McLean Proposal.

  75. The tortious acts of McLean in interfering with Newsweb's prospective economic advantages were done knowingly and intentionally.

  76. Newsweb has no adequate remedy of law for McLean's tortious interference with its prospective business relations with DOCKS.

                                   COUNT III

                   (EQUITABLE ESTOPPEL AGAINST DANIEL MCLEAN,
                      MCL, MCL CONSTRUCTION, CITYFRONT AND
                          CITYFRONT ACQUISITION TRUST)

  77. Newsweb repeats and realleges paragraphs 1 - 76 as if fully set forth herein.

  78. As described, supra, McLean made representations and engaged in conduct during the auction process, indicating that it would abide by the auction procedures and the terms of the McLean Confidentiality and Standstill Agreement. McLean further represented that its September 24, 1996 bid for DOCKS was its best and final offer.

  79. These representations and conduct were false and misleading in that McLean subsequently submitted the McLean Proposal in violation of the auction procedures, the McLean Confidentiality and Standstill Agreement, and its specific representations during the auction process.

  80. McLean engaged in the aforementioned conduct and misrepresentations, knowing that such conduct and representations were false and/or misleading.

  81. Newsweb did not know that McLean's conduct and representations throughout the auction process were false at the time they occurred or at the time Newsweb acted upon those representations and conduct.

  82. McLean intended or reasonably expected that Newsweb would rely upon its conduct and representations throughout the auction process by, among other things, participating in the auction and entering into the Merger Agreement.

  83. Newsweb did in fact rely on McLean's execution of the McLean Confidentiality and Standstill Agreement and conduct throughout the auction process when Newsweb submitted its bids for DOCKS and entered into the Merger Agreement.

  84. Newsweb was and continues to be damaged by its reliance on McLean's misrepresentations and misleading conduct in that the newly submitted McLean Proposal has undermined the Merger Agreement and may lead to its disapproval by DOCKS' shareholders.

  85. McLean is therefore estopped from making any offer to purchase DOCKS, is estopped from denying the validity of its Confidentiality and Standstill Agreement, is estopped from interfering with the merger agreement between Newsweb and DOCKS, and is estopped from interfering with any prospective business relationship between Newsweb and DOCKS.

  86.  Newsweb has no adequate remedy at law.

WHEREFORE, Newsweb respectfully demands judgment granting the following relief:

  (a) An order preliminarily and permanently enjoining defendants from interfering with the Merger Agreement between DOCKS and Newsweb;

  (b) An order preliminarily and permanently enjoining defendants from interfering with the prospective business relations between DOCKS and Newsweb;

  (c) An order preliminarily and permanently enjoining defendants from taking any further actions in breach of the McLean Confidentiality and Standstill Agreement;

  (d) An order preliminarily and permanently enjoining defendants from exploiting their past misconduct, including their breaches of the McLean Confidentiality and Standstill Agreement, by any actions, including but not limited to:

        (i) proposing to DOCKS or any other person any transaction between defendants and DOCKS and/or DOCKS security holders, or involving any of DOCKS securities or security holders;

        (ii)  acquiring or attempting to acquire any of DOCKS' securities;

        (iii) making, or in any way participating, in any "solicitation" of "proxies" to vote, as such terms are used in the proxy rules of the Securities and Exchange Commission, or seeking to advise or influence any person or entity with respect to the voting of any of DOCKS' voting securities;

        (iv) forming, joining or in any way participating in, a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any of DOCKS' voting securities;

        (v) using or disclosing any information deemed to be confidential under the McLean Confidentiality and Standstill Agreement; and

        (vi) acting alone or in concert with others, to seek to control or influence the management, Board of Trustees or policies of DOCKS.

        (e)  An award of damages in an amount to be determined at trial;

        (f)  An award of costs and expenses incurred herein; and

        (g)  such further relief as the Court deems just and proper.

Dated: December 6, 1996


                                           /s/ Samuel B. Isaacson
                                           -------------------------------------
                                           One of the attorneys for plaintiffs,
                                           Newsweb Corporation and
                                           CDCT Acquisition Trust



Steven L. Bashwiner
Samuel B. Isaacson
Clay A. Tillack
James M. Witz
KATTEN MUCHIN & ZAVIS
525 West Monroe Street
Suite 1600
Chicago, Illinois 60661-3693
(312) 902-5200
Firm No. 80428

STATE OF ILLINOIS    )
                     )  SS.
COUNTY OF COOK       )

                                  VERIFICATION

  Charles F. Gross, being first duly sworn at oath, deposes and states that he is the Chief Financial Officer of plaintiffs Newsweb Corporation and CDCT Acquisition Trust; that he has read the Verified Complaint for Injunctive Relief and Damages in this action; that he has knowledge of these facts alleged in the Verified Complaint; that the insertions of fact contained in the Verified Complaint are true and correct.

                                           /s/ Charles F. Gross
                                           -------------------------------------
                                           Charles F. Gross


SUBSCRIBED and SWORN to
before me this 6th day of
December, 1996.


/s/ Rita S. Kopf
------------------------------
Notary Public